Union Dental Holdings, Inc.
                        1700 University Drive, Suite 200
                             Coral Springs, FL 33071
        Tel: (954) 575-2252 Toll Free: 1-800-982-2605 Fax: (954) 344-8479
              E-Mail: info@uniondentalcorp.com www.uniondental.com
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Union Dental Holdings, Inc. is a publicly traded company on the Over-the-Counter
 Stock Exchange and traded under the ticker symbol UDHI. Union Dental Corp. and Direct Dental Services, Inc., are wholly owned subsidiaries.

                                            September 18, 2008

Securities and Exchange Commission
Washington, D.C.  20549

RE:      Union Dental Holdings Inc.
         Form 10-KSB for the Fiscal Year Ended
         December 31, 2007
         Filed March 31, 2008
         File No.  000-32563

Dear Sir/Madam:

     The following responses are filed in connection with the Commission's comment letter dated August 21, 2008.

     1. With respect to comment no. 1 regarding the filing of a Form S-8 during the fiscal year ended December 31, 2008:

     Please be advised that we have amended the annual report to include a current consent.

     2. With respect to comment no. 2 with  reference to Item 8(a)  Controls and
Procedures  and  Management's   Report  on  Internal   Controls  over  Financial
Reporting:

     Please be advised that we have amended the annual report to provide a statement to comply with Item 308(T)(a)(4).

     3. With respect to comment no. 3, regarding the certifications:

     Please be advised that we have amended the annual report to provide for the certification as required by Item 601(b)(31) of Regulation S-B.

     Union Dental Holdings, Inc. hereby acknowledges that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings referenced above,
(ii) staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) the Company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

     Should you have further questions, please do not hesitate to contact the undersigned.


Sincerely,
/s/George Green
George Green, CEO